UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On January 12, 2007, the Company issued a press release announcing that the Company regained compliance with Nasdaq minimum bid price requirement for continued listing on Nasdaq. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: January 16, 2007

By:	/s/ KEI W. CHUA
Name:	Kei W. Chua
Title:	Acting Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated January 12, 2007 announcing the Company regained compliance with Nasdaq minimum bid price requirement.

Exhibit 99.1

ASAT Holdings Limited Regains Compliance With

Nasdaq Minimum Bid Price Requirement

HONG KONG and MILPITAS, Calif., – January 12, 2007 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that it received a Nasdaq Staff Letter, dated January 11, 2007, advising that the Company regained compliance with the minimum bid price requirement for continued listing found in Nasdaq Marketplace Rule 4320(e)(2)(E)(ii).

On July 17, 2006, ASAT received a Nasdaq Staff Deficiency letter, indicating that the bid price of the Company’s American Depositary Share had closed below the minimum bid price requirement of $1.00 over the previous 30 consecutive business days as required by the Nasdaq Marketplace Rules. During the subsequent 180-day compliance period provided under the Nasdaq Marketplace Rules, the closing bid price of the Company’s American Depositary Share has been at $1.00 per share or greater for at least 10 consecutive business days and therefore regained compliance with the Nasdaq Marketplace Rules.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This press release may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including those risks outlined in ASAT’s filings with the Securities and Exchange Commission. ASAT does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com